UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Research Solutions, Inc

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

761025105

(CUSIP Number)

Merihan Tynan
Cove Street Capital, LLC
2101 East El Segundo Boulevard. Suite 302
El Segundo, CA 90245
(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 05, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761025105	13D	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,406,010
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,355,063 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,063
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.85% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IA
(1) The shared dispositive power includes 949,053 Shares (as defined herein) in a separately managed account, which CSC (as defined herein) does not have any voting power over.
(2) The percentage was calculated based on 26,615,484 shares of Common Stock outstanding as of September 17, 2021 as reported on the Form 10-K filed by the Issuer on September 23, 2021.

CUSIP No. 761025105	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Bronchick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,406,010
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,355,063(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,063
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.85% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1) The shared dispositive power includes 949,053 Shares (as defined herein) in a separately managed account, which CSC (as defined herein) does not have any voting power over.
(2) The percentage was calculated based on 26,615,484 shares of Common Stock outstanding as of September 17, 2021 as reported on the Form 10-K filed by the Issuer on September 23, 2021.

CUSIP No. 761025105	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement relates to the Common stock, $0.001 par value (the "Shares"), of Research Solutions, Inc, a Nevada corporation (the "Issuer" or "RSSS"). The principal executive offices of the Issuer are located at 5435 Balboa Blvd., Suite 202, Encino, California.

Item 2.  Identity and Background.

a) This statement is filed by:

(i) Cove Street Capital, LLC, a Delaware limited liability company (“CSC”), with respect to the Shares beneficially owned by it; and

(ii) Jeffrey Bronchick, as a member of CSC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

b) The address of the principal office of each of the Reporting Persons is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245

c) The principal business of CSC is providing investment advisory and investment management services. Mr. Bronchick serves as a member of CSC.

d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is organized under the laws of the state of Delaware. Mr. Bronchick is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The Shares held by CSC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 2,355,063 Shares beneficially owned by CSC is approximately $5,880,321 including brokerage commissions.

Item 4.  Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentages calculated based on 26,615,484 shares of Common Stock outstanding as of September 17, 2021 as reported on the Form 10-K filed by the Issuer on September 23, 2021.

A.	CSC
(a)	As of the close of business on November 05, 2021, CSC beneficially owned 2,355,063 Shares.

Percentage: Approximately 8.85%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,406,010
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,355,063

(c)	The transactions in the Shares by CSC in the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Bronchick
(a)	As of the close of business on November 05, 2021, Mr. Bronchick beneficially owns any RSSS Common Stock, however as a member of CSC, Mr. Bronchick may be deemed the beneficial owner of the 2,355,063 Shares owned by CSC.

Percentage: Approximately 8.85%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,406,010
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,355,063

(c)	Outside of the account under the Management of Cove Street Capital, Mr. Bronchick has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of CSC in the past 60 days are set forth in Schedule A and are incorporated in amendment 4. This amendment is to reflect the termination of a client where transactions were transferred out in kind.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in the original Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Ex. 1 Joint Filing Attachment

CUSIP No. 761025105	13D	Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 05, 2021

Cove Street Capital LLC

/s/ Merihan Tynan Name: Merihan Tynan
Title: Chief Compliance Officer; Principal

/s/ Jeffrey Bronchick Jeffrey Bronchick

CUSIP No. 761025105	13D	Page 5 of 5 Pages

SCHEDULE A

Transactions in the Shares in the past 60 days

COVE STREET CAPITAL, LLC

Buys/Sells	Quantity	Unit Price	Date

Sale of Common Stock	5,300	$ 2.70	10/06/2021